

October 12, 2023

Shuang Wu
Chief Executive Officer
WORK Medical Technology LTD
Floor 23, No. 2 Tonghuinan Road
Xiaoshan District, Hangzhou City, Zhejiang Province
The People's Republic of China

> **Re: WORK Medical Technology LTD**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed September 29, 2023**
> **File No. 333-271474**

Dear Shuang Wu:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 31, 2023 letter.

Amendment No. 4 to Registration Statement on Form F-1

Cover Page

1.   We note your statement that you are not required to submit an application to the CSRC for its approval of this offering and the listing and trading of your Ordinary Shares with Nasdaq under the M&A Rules, while you will nevertheless have to file with the CSRC in accordance with the Trial Administrative Measures with respect to this offering. Please revise to expressly state whether this offering requires CSRC approval under the Trial Administrative Measures.

Interim Financial Statements, page F-29

2.   Your audited financial statements are currently older than 12 months and this is an initial public offering of your ordinary shares. Accordingly, please update your financial

statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to Instruction 2 to Item 8.A.4. In addition, please have your independent accounting firm provide an updated consent as Exhibit 23.1.

<u>Note 12. Related Party Transactions, page F-43</u>

3.   We have reviewed your response to prior comment 5. Please clarify whether the compensation to your CEO and CFO has been recorded in your financial statements. If no amount has been recorded, please revise your financial statements to include compensation or explain why a revision is not necessary.

Please contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Ying Li, Esq.